Exhibit 4.2

NOT FOR DISTRIBUTION IN OR INTO THE U.S., CANADA, AUSTRALIA, JAPAN OR ANY
OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY
APPLICABLE LAW.

Terms and Conditions of the Convertible Notes (the "Terms and Conditions")
§ 1 Definitions
In these Terms and Conditions the following terms will have the following meanings:
"Acquisition" means any of the following events or series of related events (other than an investment in the Issuer or the Guarantor of up to EUR 60 million against issuance of shares by the Issuer or the Guarantor, respectively):

(i)	the legal and/or beneficial ownership of more than 50% of the properties or assets (as determined on a consolidated basis) owned, directly or indirectly, by the Issuer or the Guarantor being acquired by one or more other persons;

(ii)	the adoption of a plan the consummation of which would result in the liquidation or dissolution of the Issuer or the Guarantor;

(iii)	the transfer, directly or indirectly, to any person or group of the legal and/or beneficial ownership of more than 50% of (A) the share capital in the Issuer or the Guarantor or (B) the aggregate voting power of the fully diluted equity interests in the Issuer or the Guarantor (in each case not including the shares of the acquiring or merged entity that would be issued on conversion of the Notes as a result of an Acquisition);

(iv)	any merger, spin-off, split-off or other similar transaction in which the Issuer or the Guarantor is the surviving person as a result of which the shareholders of the Issuer or the Guarantor, respectively, immediately prior to such transaction beneficially own less than 50% of (A) the share capital in the surviving person in such merger, spin-off, split-off or similar transaction or (B) the aggregate voting power of the fully diluted equity interests in the surviving person in such merger, spin-off, split-off or similar transaction (in each case not including the shares of the acquiring or merged entity that would be issued on conversion of the Notes as a result of an Acquisition); or

(v)	any merger, spin-off, split-off or other similar transaction to which the Issuer or the Guarantor is a party as a result of which all of the shares of the Issuer or the Guarantor, respectively, are converted into or exchanged for cash or securities of any other issuer.

"Acquisition Redemption Price" means (i) in case of a pre-money valuation of the equity value of the Guarantor at the time of the Acquisition of less than €500 million (as determined in the agreement underlying such Acquisition or, if no such determination has been made in the agreement underlying such Acquisition, as determined by an Independent Expert), the Applicable Redemption Price on the date of the closing of such Acquisition and (ii) otherwise the result of the division of (A) the Applicable Redemption Price on the date of the closing of such Acquisition and (B) 0.75.
"Agents" has the meaning set out in § 14(a).
"Alternative Clearing System" has the meaning set out in § 8(b)(ii)(D).

"Applicable Redemption Price" or "ARP" per Note means on any date (the “ARP Date”) the amount (rounded to the nearest full Cent with € 0.005 being rounded upwards) determined by the Calculation Agent:

where:
d1 = the number of days from and including the Interest Commencement Date to but excluding such ARP Date;
d2 = the number of days from and including 10 June 2022 to but excluding such ARP Date, provided that d2 shall be zero in case of any date ARP Date falling on or prior to 10 June 2022.

"Business Day" means each day (other than a Saturday or Sunday) on which (i)(x) the Trans-European Automated Real-time Gross-settlement Express Transfer System (TARGET2) and (y) the Clearing System settle payments, and (ii) commercial banks and foreign exchange markets in Frankfurt am Main (Germany), Munich (Germany), Amsterdam (the Netherlands) and New York (United States) are open for ordinary business.

"Calculation Agent" has the meaning set out in § 14(a).
"Cash Alternative Amount" has the meaning set out in § 9(d).
"Clearing System" means Clearstream Banking AG, Frankfurt am Main ("Clearstream Frankfurt") and any successor in such capacity.
"Conversion Amount" per Note on any day means the result (rounded to the nearest full cent with €0.005 being rounded upwards) of the division of (i) the Applicable Redemption Price on that day by (ii) the difference between (A) 1 (one) and (B) the IPO Discount, as determined by the Calculation Agent.
"Conversion Ratio" means the result (without rounding and including fractions of Settlement Shares) from the division of (A) the Conversion Amount on the the Business Day immediately following the IPO Pricing Date by (B) the IPO Offer Price, as determined by the Calculation Agent.
"Conversion Agent" has the meaning set out in § 14(a).
"Custodian" means any bank or other financial institution with which a Noteholder maintains a securities account in respect of any Notes and having an account maintained with the Clearing System and includes Clearstream Frankfurt.
"Event of Default" has the meaning set out in § 13(a).
"Financial Year" means the financial year as set out in the articles of association of the Issuer.
"Global Note" has the meaning set out in § 2(b).
"Guarantee" has the meaning set out in § 3(b).
"Guarantor" means Sono Motors GmbH.
"IFRS" means International Financial Reporting Standards as issued by the IASB or as adopted by the EU, as in effect from time to time.

"Independent Expert" means a bank of international standing or an independent financial adviser with relevant expertise appointed by the Issuer at its own expense, which does not otherwise have any relationship with and is independent from the Issuer, the Guarantor and their affiliates.
"Interest Commencement Date" means 10 December 2020.
"IPO" means a bona fide underwritten public offering of Shares in which such Shares are listed on the New York Stock Exchange, NASDAQ or any other internationally recognised stock exchange, as determined by the Issuer.
"IPO Closing Date" means the date of the closing of an IPO.
"IPO Discount" means (i) in case of a Qualifying IPO, 25% and (ii) in case of a Non-Qualifying IPO, 30%.
"IPO Notice" has the meaning set out in § 8(a)(ii).
"IPO Offer Price" means the price per Share to be paid by investors in the IPO (prior to underwriting commissions, discounts and other expenses) on the IPO Closing Date for the Shares purchased by them in the IPO (translated if necessary into EUR at the Relevant FX Rate on the Business Day immediately preceding the IPO Pricing Date), as determined by the Calculation Agent.
"IPO Pricing Date" means the date on which the IPO Offer Price is determined through the execution of the underwriting agreement (or a pricing agreement) between the Issuer and the underwriters (or their representatives) in the IPO, as determined by the Issuer.
"Issue Date" means 9 December 2020.
"Issuer" means Sono Group N.V., a public limited liability company (naamloze vennootschap) existing under the laws of the Netherlands.
"Material Adverse Effect" means a material adverse effect on (i) the business, assets (including intangible assets), liabilities, property, financial condition or results of operations of the Issuer or the Guarantor and its Subsidiaries taken as a whole, (ii) the ability of the Issuer to duly perform its obligations under the Notes or the ability of the Guarantor to duly perform its obligations under the Guarantee or (iii) the rights and remedies available to the Noteholders under the Notes or the Guarantee.
"Maturity Date" means 10 December 2023.
"No Conversion Election Right" has the meaning set out in § 8(a)(ii).
"Non-Qualifying IPO" means an IPO that is not a Qualifying IPO.
"Non-Qualifying IPO Election Deadline Date" has the meaning set out in § 8(a)(ii).
"Note" and "Notes" has the meaning set out in § 2(a).
"Noteholder" means the holder of a co-ownership interest or similar right in the Global Note.
"Noteholders' Representative" has the meaning set out in § 17(e).
"Number of Undeliverable Settlement Shares" has the meaning set out in § 9(d).
"Paying Agent" and "Paying Agents" has the meaning set out in § 14(a).
"Principal Amount" has the meaning set out in § 2(a).

"Principal Paying Agent" has the meaning set out in § 14(a).
"Qualifying IPO" means an IPO resulting in gross proceeds (translated if necessary into USD at the Relevant FX Rate on the Business Day immediately preceding the IPO Pricing Date) to the Issuer of at least $100,000,000.00 (prior to underwriting commissions, discounts and other expenses), as determined by the Calculation Agent.
"Qualifying IPO Conversion" has the meaning set out in § 8(b).
"Qualifying Majority" has the meaning set out in § 17(b).
"Relevant FX Rate" means on any day, and, in respect of the conversion of any currency into another currency the spot mid-rate of exchange at 1:00 p.m. Frankfurt time on that day for such pair of currencies as appearing on or derived from Bloomberg page BFIX (or any successor page thereto) (or if such page is no longer available, such other page on Bloomberg or other recognised information system as is considered to be appropriate by the Calculation Agent), or, if no such rate is available on such day, the rate determined as aforesaid in respect of the immediately preceding day in respect of which such rate is can be so determined.
"SchVG" has the meaning set out in § 17(a).
"SEC" has the meaning set out in § 8(a)(i).
"Settlement Disruption Event" has the meaning set out in § 9(c).
"Settlement Shares" means the Shares described in § 9(a).
"Share" means any ordinary share in the Issuer.
"SPAC Redemption Price" means on any day the result of the division of (A) the Applicable Redemption Price on that day and (B) 0.75.
"SPAC Share Number" means the result (rounded down to the nearest full share) from the division of (A) the SPAC Redemption Price on the date of the closing of a SPAC Transaction by (B) the value, on a fully diluted per-share basis, of the relevant acquiring or merged entity immediately following the SPAC Transaction as determined in the agreement underlying such SPAC Transaction or, if no such determination has been made in the agreement underlying such Acquisition, as determined by an Independent Expert (with such value, if it is calculated in a currency other than Euro, to be converted into a Euro amount at the Relevant FX Rate on the date of entering into a binding agreement on the SPAC Transaction).
"SPAC Transaction" means a business combination of the Issuer or the Guarantor with a special purpose acquisition company that is listed at the time of announcement of such business combination on the New York Stock Exchange, NASDAQ or any other internationally recognised stock exchange.
"Subsidiary" means any corporation, any partnership, or any other enterprise which the Guarantor consolidates under IFRS or is required to consolidate under IFRS.
"Terms and Conditions" means these terms and conditions of the Notes.
"United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

§ 2 Form and Denomination

(a) The issue by the Issuer of mandatory convertible Notes in the aggregate principal amount of
€6,800,000
(in words: Euro six million eight hundred thousand)
on the Issue Date is divided into Notes in bearer form with a principal amount of €100,000 (the "Principal Amount") each, which rank pari passu among themselves (the "Notes" and each a "Note").
(b) The Notes are represented by a global note certificate (the "Global Note") without interest coupons. The Global Note will be signed by or on behalf of the Issuer.
Definitive note certificates and interest coupons will not be issued. The Noteholders will have no right to require the issue of definitive notes or interest coupons.
The Global Note will be deposited with Clearstream Frankfurt and will be held by Clearstream Frankfurt until the Issuer has satisfied and discharged all its obligations under the Notes.
(c) The Noteholders hold proportional co-ownership interests or rights in the Global Note, which are transferable in accordance with applicable law and the rules and regulations of the Clearing System.
(d) Pursuant to the book-entry registration agreement between the Issuer and Clearstream Frankfurt, the Issuer has appointed Clearstream Frankfurt as its book-entry registrar in respect of the Notes and agreed to maintain a register showing the aggregate number of the Notes represented by the Global Note under the name of Clearstream Frankfurt, and Clearstream Frankfurt has agreed, as agent of the Issuer, to maintain records of the Notes credited to the accounts of the accountholders of Clearstream Frankfurt for the benefit of the holders of the ownership interests in the Notes represented by the Global Note, and the Issuer and Clearstream Frankfurt have agreed, for the benefit of the holders of co-ownership interests in the Global Note, that the actual number of Notes from time to time will be evidenced by the records of Clearstream Frankfurt.
§ 3 Status of the Notes; Guarantee

(a)	The Notes constitute unsubordinated and unsecured obligations of the Issuer ranking pari passu among themselves and, in the event of the dissolution, liquidation or insolvency of the Issuer or any proceeding to avoid insolvency of the Issuer, at least pari passu with all other present and future unsubordinated and unsecured obligations of the Issuer, save for such obligations which may be preferred by applicable law.

(b)	The Guarantor has given an irrevocable guarantee for the due payment of principal of, and interest on, and any other amounts expressed to be payable under, the Notes (including certain undertakings) pursuant to a guarantee dated the Interest Commencement Date (the "Guarantee"). The Guarantee constitutes a contract for the benefit of each Noteholder as third party beneficiary in accordance with § 328(1) BGB, giving rise to the right of each Noteholder to require performance of the obligations undertaken under the Guarantee directly from the Guarantor and to enforce such obligations directly against the Guarantor.

Payments under the Guarantee will become due only in accordance with the terms of the Guarantee. The obligations of the Guarantor under this Guarantee will be limited in accordance with the terms of the Guarantee.

The obligations of the Guarantor under the Guarantee constitute unsubordinated and unsecured obligations of the Guarantor ranking pari passu among themselves and, in the event of the dissolution, liquidation or insolvency of the Guarantor or any proceeding to avoid insolvency of the Guarantor, at least pari passu with all other present and future unsubordinated and unsecured obligations of the Guarantor, save for such obligations which may be preferred by applicable law.

§ 4	Interest

(a)	There will not be any periodic payments of interest on the Notes.

(b)	If the Issuer fails to redeem the Notes then interest will accrue on the Principal Amount from (and including) the due date to (but excluding) the actual date of redemption of the Notes at a rate of 7 per cent. per annum during any period until (but excluding) 10 June 2022 and 10 per cent. per annum during any period from (and including) 10 June 2022 and shall be payable in cash.

(c)	Where interest is to be calculated in respect of any period of time of less than one year, it will be calculated on the basis of the actual number of days elapsed, divided by 365 (those days not falling in a leap year) or 366 (those days falling in a leap year), as the case may be.

(d)	No interest shall be payable on the Notes in case of a conversion of the Notes pursuant to § 8 through § 11.

§ 5	Maturity, Redemption and Purchase

(a)	To the extent the Notes have not previously been redeemed, converted, or repurchased and cancelled they will be redeemed in cash on the Maturity Date at the Applicable Redemption Price on that date (per Note).

(b)	The Guarantor, the Issuer and any of their affiliates may at any time purchase Notes, in the open market or otherwise (without being obliged to give a notice thereof in accordance with § 15 to the Noteholders).

Any Notes purchased by the Guarantor, the Issuer or any of their affiliates may be cancelled or held and resold.

§ 6	Payments

(a)	All payments on the Notes will be made in Euro to the Principal Paying Agent for transfer to the Clearing System or to its order for credit to the accounts of the relevant account holders of the Clearing System outside the United States. Payments on the Notes made to the Clearing System or to its order will discharge the liability of the Issuer under the Notes to the extent of the sums so paid.

(b)	If the due date for payment of any amount in respect of the Notes is not a Business Day, then the Noteholders will not be entitled to payment until the next day which is a Business Day. In such case the Noteholders will not be entitled to further interest or to any other compensation on account of such delay.

§ 7	Taxes

All payments in respect of the Notes and the Guarantee will be made after withholding and/or deduction of taxes or other duties, if such withholding and/or deduction is required by law.

Neither the Issuer nor the Guarantor will be obliged to pay any additional amounts as a result of such withholding or deduction.

§ 8	IPO

All Notes shall be subject to conversion upon an IPO as described in this § 8, except that in the case of a Non-Qualifying IPO, Noteholders may exercise the No Conversion Election Right.

(a)	IPO Notice

(i)	The Issuer shall inform the Noteholders of an anticipated IPO in accordance with § 15 no later than on the day of the public announcement of the anticipated IPO, which in the case of an IPO registered under the U.S. Securities and Exchange Commission (the "SEC") shall mean the day of public filing of the registration statement for the IPO with the SEC.
(ii)	No later than on the day of the publication of a prospectus including a price range for the IPO or other indication as to the prospective pricing of the IPO, the Issuer shall give notice to the Noteholders of the anticipated IPO in accordance with § 15 (the "IPO Notice"). The IPO Notice shall include an indication as to whether or not the Issuer expects such IPO to be a Qualifying IPO or a Non-Qualifying IPO, and (whether the Issuer states in the IPO Notice that it expects the IPO to be a Qualifying IPO or a Non-Qualifying IPO) the date by which the Noteholder must elect not to convert its Notes in case the IPO is a Non-Qualifying IPO (the "Non-Qualifying IPO Election Deadline Date"), which date shall be no earlier than ten Business Days after the date of the IPO Notice (the "No Conversion Election Right").
(iii)

The No Conversion Election Right can only be exercised by means of a declaration in text form in the English language delivered to the Principal Paying Agent in accordance with the rules and procedures of the Clearing System and must be received by the Principal Paying Agent by 4:00 p.m. (Frankfurt time) on the Non-Qualifying IPO Election Deadline Date at the latest.

If a Noteholder duly and timely exercises its No Conversion Election Right and the IPO is a Non-Qualifying IPO, all Notes held by such Noteholder shall be repaid on the Business Day following the IPO Closing Date at the Applicable Redemption Price on that day (per Note).

For the avoidance of doubt, if a Noteholder duly and timely exercises its No Conversion Election Right and the IPO is a Qualifying IPO, the No Conversion Election Right shall not apply and each Note held by such Noteholder shall be subject to mandatory conversion pursuant and subject to § 8(b).

(iv)	The Issuer shall inform the Noteholders in accordance with § 15 no later than on the IPO Pricing Date whether an IPO is a Qualifying IPO or a Non-Qualifying IPO.

(b)	IPO Conversion

If the IPO Closing Date of a Qualifying IPO falls on a day prior to the Maturity Date, the Issuer will procure the mandatory conversion of each Note into Settlement Shares and deliver Settlement Shares in accordance with this § 8(b) ("Qualifying IPO Conversion").

(i)	Delivery of Settlement Shares upon Qualifying IPO Conversion

(A)	The Issuer will deliver on the IPO Closing Date such number of Settlement Shares per Note as is equal to the Conversion Ratio (rounded down to the nearest full Settlement Share). § 9 will apply to the Settlement Shares to be delivered.

(B)	Any remaining fraction of a Settlement Share rounded down pursuant to paragraph (A) above will not be delivered but will be compensated in cash on the IPO Closing Date in an amount per Note equal to the product (rounded to the nearest full Cent with € 0.005 being rounded upwards) of the relevant fraction and the IPO Offer Price, as determined by the Calculation Agent.

(ii)	Qualifying IPO Conversion Procedures

(A)

The delivery of Settlement Shares at the Qualifying IPO Conversion is made in lieu of the repayment of the Notes and will off-set each Noteholder's claim against the Issuer under the relevant Note or Notes against the Issuer's claim against such Noteholder for the payment for the Settlement Shares in the same amount, resulting in a reciprocal discharge for (x) the Issuer in respect of its obligations under the relevant Note or Notes and (y) each Noteholder in respect of its obligations to pay for the relevant Settlement Shares. Accordingly, as from the IPO Closing Date of a Qualifying IPO a Noteholder will not have any rights in relation to the Notes; the Noteholder has only the right against the Issuer for the delivery of the Settlement Shares in accordance with this § 8(b) and the compensation for a fractional Settlement Share in accordance with § 8(b)(i)(B).

The Qualifying IPO Conversion will not apply to Notes held by the Issuer, the Guarantor or any Subsidiary. All Notes, if any, held by the Issuer, the Guarantor or any Subsidiary will be cancelled on the IPO Closing Date.

(B)	For purposes of the Qualifying IPO Conversion, the Notes are collected by Clearstream Frankfurt via the Noteholders' respective Custodians in accordance with the rules and procedures of the Clearing System. Upon acquisition of the Notes by a Noteholder and their book-entry transfer to a securities account of such Noteholder, the respective Noteholder's Custodian and Clearstream Frankfurt are authorised by such Noteholder to this effect (if a general authorisation is not already applicable), so that the collection by Clearstream Frankfurt will, in any case, be permitted without any need to give any separate prior notice to the Noteholder. In each case of a collection of the Notes by Clearstream Frankfurt, each Noteholder authorises the Conversion Agent to effect the Qualifying IPO Conversion. Until the collection of the Notes that are not excluded from Qualifying IPO Conversion pursuant to § 8(b)(ii)(A) has been effected by Clearstream Frankfurt, no claim for issue and/or delivery of Settlement Shares pursuant to § 9 will exist and the settlement date shall then be the first Business Day after the collection of such Notes has been effected.
(C)	The authorisations of the Custodians, Clearstream Frankfurt and the Conversion Agent given in accordance with § 8(b)(ii) are unconditional, irrevocable and binding upon each Noteholder. The Conversion Agent will execute the Qualifying IPO Conversion with respect to all Notes that are not excluded from Qualifying IPO Conversion pursuant to § 8(b)(ii)(A) with effect on the IPO Closing Date.

(D)	On the IPO Closing Date, the Issuer will deliver the Settlement Shares to the Conversion Agent for on-delivery to the Clearing System or another clearing system in which the Settlement Shares are settled following an IPO (an "Alternative Clearing System") or to its order for credit to the accounts of the relevant account holders of the Clearing System (or Alternative Clearing System). The Issuer will be discharged by the delivery to, or to the order of, the Clearing System (or Alternative Clearing System) to the extent of the number of Settlement Shares so delivered. Until the relevant Settlement Shares have been delivered, the respective Noteholders have no claims in relation to or arising from such Settlement Shares.

(E)	The Issuer will pay all transfer taxes (Verkehrssteuern) and similar duties, if any, which may be imposed in connection with the mandatory conversion or the delivery of the Settlement Shares by the Conversion Agent.

(c)	Non-Qualifying IPO Conversion

If the IPO Closing Date of a Non-Qualifying IPO falls on a day prior to the Maturity Date, the Issuer will procure the mandatory conversion into Settlement Shares of all Notes held by Noteholders that have not duly and timely exercised their No Conversion Election Right in accordance with §8(a)(iii) and deliver Settlement Shares on the IPO Closing Date. § 8(b)(i) and (ii) shall apply to this mandatory conversion mutatis mutandis.

§ 9	Delivery of Settlement Shares

(a)	The Shares to be delivered upon execution of the conversion of the Notes in connection with an IPO (the "Settlement Shares") will carry rights to full dividends. Any Settlement Shares shall be delivered in accordance with these Terms and Conditions as newly issued Shares, as part of a capital increase of the Issuer, without further future corporate approvals of the Issuer being required.

(b)	The Settlement Shares shall be delivered through the Conversion Agent.

(c)	If up to and including the IPO Closing Date, a Settlement Disruption Event occurs and delivery of any Settlement Shares cannot be effected on the relevant settlement date, then the Issuer is required to deliver the relevant Settlement Shares on the first succeeding Business Day on which delivery of the Settlement Shares can take place through the Clearing System or Alternative Clearing System or in any other commercially reasonable manner.

"Settlement Disruption Event" means an event beyond the control of the Issuer as a result of which any book-entry transfer of such Settlement Shares cannot be settled.

(d)	If and to the extent on the IPO Closing Date the Issuer is legally or practically unable to issue and/or deliver Settlement Shares to one or more Noteholders (for a reason other than a Settlement Disruption Event), the Issuer will pay to such Noteholders per Note the Cash Alternative Amount in lieu of the delivery of the Number of Undeliverable Settlement Shares.

"Cash Alternative Amount" means the product (rounded to the nearest full Cent with €0.005 being rounded upwards) of (x) the IPO Offer Price and (y) the Number of Undeliverable Settlement Shares, all as determined by the Calculation Agent.

"Number of Undeliverable Settlement Shares" means the Conversion Ratio (including fractions of shares) minus such number of full Settlement Shares (if any) that the Issuer is able to issue and/or deliver in respect of a Note.

§ 10	SPAC Transaction

(a)	In case of a SPAC Transaction, the Issuer will give notice in accordance with § 15 of the SPAC Transaction and its expected closing date without undue delay after a binding agreement thereon has been entered into.

(b)	In case of such SPAC Transaction without cash consideration for the shares in the Issuer or the Guarantor, each Noteholder shall be entitled to the SPAC Share Number (per Note) of such type of shares which constitute the consideration for the SPAC Transaction against transfer or redemption of the Note on the date of the closing of the SPAC Transaction.

(c)	(A) If and to the extent the Issuer or the Guarantor is legally or practically unable to deliver, or cause the delivery of, such number and type of shares as is required in accordance with § 10(b) on the date of the closing of the SPAC Transaction or (B) in case of such SPAC Transaction with only a cash consideration for the shares in the Issuer or the Guarantor, the Issuer shall pay the SPAC Redemption Price on the date of the closing of the SPAC Transaction for each Note (or part of such Note) for which the consideration for the SPAC Transaction could not be delivered. Such payment shall be made no later than on the twentieth Business Day following closing of the SPAC Transaction.
(d)	In case of a SPAC Transaction with a combined cash/share consideration for the shares in the Issuer or the Guarantor, the redemption of the Notes shall be effected in cash and shares in the same proportion as the applicable split into cash and shares in the SPAC Transaction, provided that the share consideration in the SPAC Transaction accounts for at least 10 per cent of the aggregate consideration by value. The relevant SPAC Share Number (per Note) for the share portion shall be calculated using the methodology set forth in § 10(b). The SPAC Redemption Price (per Note) for the cash portion shall be calculated using the methodology set forth in § 10(c). If the share portion of the consideration would be less than 10 per cent of the aggregate consideration the Notes will be redeemed in cash only at the SPAC Redemption Price per Note and no shares shall be delivered.

§ 11	Acquisition (other than SPAC Transaction)

(a)	In case of an Acquisition other than a SPAC Transaction, the Issuer will give notice in accordance with § 15 of the Acquisition and its expected closing date without undue delay after a binding agreement thereon has been entered into.

(b)	In case of such Acquisition other than a SPAC Transaction, the Notes shall be redeemed at the Acquisition Redemption Price (per Note). Such redemption shall be made no later than the twentieth Business Day following closing of the Acquisition.

§ 12	Covenants and Information Rights

(a)	The Issuer shall notify the Noteholders promptly in accordance with § 15 of the following matters:

(i)	the occurrence of any Event of Default;

(ii)	the filing or commencement of any action, suit or proceeding by or before any arbitrator or governmental authority against or affecting the Issuer or the Guarantor or any Subsidiary that would reasonably be expected to result in a Material Adverse Effect; and

(iii)	any other development that results in, or would reasonably expected to result in, a Material Adverse Effect.

(b)	The Issuer shall provide the Noteholders with its audited consolidated annual financial statements within 6 months after the end of the Financial Year, starting with the audited annual financial statements for the Financial Year 2020, either by publication of its financial statements on its webpage or such other means as notified by the Issuer in accordance with § 15.

(c)	Unless the Noteholders agree otherwise, the Issuer shall not, and shall not permit any of its Subsidiaries to:

(i)	declare or pay any dividend or any distribution (except for a single payment to a shareholder of the Issuer of up to EUR 70,000);
(ii)	repurchase, redeem or otherwise acquire for value shares of the Issuer; and
(iii)	make any principal payment on, or redeem, repurchase or otherwise acquire or retire for value, in each case prior to any scheduled repayment or maturity, any subordinated debt or shareholder loans to the extent such payments exceed a total of EUR 3,900,000.

§ 13	Termination Rights of the Noteholders

(a)	Each Noteholder will be entitled to declare all of its Notes due and demand immediate redemption of such Notes at the Applicable Redemption Price (per Note) on the date of the termination notice as provided hereinafter, if any of the following events (each an "Event of Default") occurs:

(i)	the Issuer fails to pay any amount in respect of the Notes or the Guarantor fails to pay any amount in respect of the Guarantee within fifteen (15) days from the relevant due date;
(ii)	(x) the Issuer, for any reason whatsoever, fails to duly perform any other material obligation (including the covenants set forth in § 12) under the Notes or (y) the Guarantor, for any reason whatsoever, fails to duly perform any other material obligation under the Guarantee (including the covenants set forth in § 4 of the Guarantee) and such failure continues for more than fifteen (15) days after the Principal Paying Agent has received notice thereof from a Noteholder (in each case other than as a result of deliberate acts or omissions of a Noteholder); or
(iii)	any present or future financial indebtedness of the Issuer or the Guarantor (other than under the Notes or the Guarantee) for or in respect of monies borrowed or raised which in the aggregate amounts to at least €5 million (or its equivalent) is effectively declared to be or otherwise becomes due and payable prior to its stated maturity as a result of any default; or
(iv)	the Issuer or the Guarantor announces its inability to meet its financial obligations or ceases its payments; or
(v)	a court opens insolvency proceedings against the Issuer or the Guarantor, or a third party applies for insolvency proceedings against the Issuer or the Guarantor and such proceedings are not discharged or stayed within 60 days, or the Issuer or the Guarantor applies for or institutes such proceedings or offers or makes an arrangement for the benefit of its creditors generally; or
(vi)	the Issuer or the Guarantor ceases its business operations or sells the majority of its assets, or
(vii)	circumstances have occurred which render the performance (x) by the Issuer of its obligations under these Terms and Conditions or (y) by the Guarantor of its obligations under the Guarantee illegal, unenforceable or impossible (other than as a result of deliberate acts or omissions of a Noteholder).
The right to declare Notes due will terminate if the situation giving rise to it has been cured before such right is exercised.

(b)	Any notice declaring Notes due in accordance with § 13(a) will be made by means of a declaration in text form in English language to the Principal Paying Agent in accordance with the rules and procedures of the Clearing System. The relevant Noteholder must provide evidence that he is the holder of the respective Note(s) at the time of the notice by means of a certificate from its Custodian.
(c)	Termination notices received by the Principal Paying Agent after 4:00 p.m. (Frankfurt time) only become effective on the immediately succeeding Business Day.
§ 14	Paying Agents, Conversion Agent and Calculation Agent
(a)	The Bank of New York Mellon, Frankfurt Branch will be the principal paying agent (the "Principal Paying Agent", and together with any additional paying agent appointed by the Issuer in accordance with § 14(b), the "Paying Agents"). The Bank of New York Mellon, Frankfurt Branch will be the conversion agent (the "Conversion Agent").
The address of the specified offices of the Principal Paying Agent and the Conversion Agent is:
The Bank of New York Mellon, Frankfurt Branch Messeturm Friedrich-Ebert-Anlage 49 60327 Frankfurt am Main Germany
Conv-Ex Advisors Limited, 30 Crown Place, London EC2A 4EB, United Kingdom will be the calculation agent (the "Calculation Agent" and together with the Paying Agents and the Conversion Agent, the "Agents").
Each Agent will be exempt from the restrictions set forth in § 181 of the German Civil Code (Bürgerliches Gesetzbuch) and similar restrictions of other applicable laws.
In no event will the specified office of any Agent be within the United States.
(b)	The Issuer will procure that there will at all times be a Principal Paying Agent, a Conversion Agent and a Calculation Agent. The Issuer is entitled to appoint other banks of international standing as Paying Agents or Conversion Agent, or, in the case of the Calculation Agent only, a bank of international standing or a financial adviser with relevant expertise. Furthermore, the Issuer is entitled to terminate the appointment of any Agent. In the event of such termination or such Agent being unable or unwilling to continue to act as Agent in the relevant capacity, the Issuer will appoint another bank of international standing as Paying Agent or Conversion Agent, or, in the case of the Calculation Agent only, a bank of international standing or a financial adviser with relevant expertise. Such appointment or termination will be published without undue delay in accordance with § 14, or, should this not be possible, be published in another appropriate manner.
(c)	All determinations, calculations and adjustments made by any Agent will be made having previously consulted with the Issuer and will, in the absence of manifest error, be conclusive in all respects and binding upon the Issuer, the Guarantor and all Noteholders.
(d)	Each Agent acting in such capacity, acts only as agent of, and upon request from, the Issuer. There is no agency or fiduciary relationship between any Agent and the Noteholders, and no Agent shall incur any liability as against the Noteholders or any other Agent.
(e)	If the Issuer appoints an Independent Expert in accordance with these Terms and Conditions, § 14(c) and (d) shall apply mutatis mutandis to the Independent Expert.

§ 15	Notices
(a)	The Issuer shall notify the Noteholders via email to the extent the email addresses are known to the Issuer.
(b)	In addition, the Issuer will deliver all notices concerning the Notes to the Clearing System for communication by the Clearing System to the Noteholders. Any such notice shall be deemed to have been executed on the third day after the day on which so delivered by the Issuer.
(c)	A notice effected in accordance with § 15(a) and (b) above will be deemed to be effected on the day on which the first such communication is, or is deemed to be, effective.
§ 16	Presentation Period, Prescription
The period for presentation of the Notes pursuant to § 801(1) sentence 1 of the German Civil Code (Bürgerliches Gesetzbuch) will be ten years. The period of limitation for claims under the Notes presented during the period for presentation will be two years calculated from the expiration of the relevant presentation period.
§ 17	Amendments to the Terms and Conditions, by resolution of the Noteholders; Joint Representative
(a)	Subject to the other provisions of this § 17, the Issuer may agree with the Noteholders on amendments to the Terms and Conditions or on other matters by virtue of a majority resolution of the Noteholders pursuant to § 5 et seqq. of the German Act on Issues of Debt Securities (Gesetz über Schuldverschreibungen aus Gesamtemissionen – "SchVG"), as amended from time to time. In particular, the Noteholders may consent to amendments which materially change the substance of the Terms and Conditions, including such measures as provided for under § 5 paragraph 3 of the SchVG by resolutions passed by such majority of the votes of the Noteholders as stated under § 17(b) below. A duly passed majority resolution shall be binding equally upon all Noteholders.
(b)	Except as provided by the following sentence and provided that the quorum requirements are being met, the Noteholders may pass resolutions by simple majority of the voting rights participating in the vote. Resolutions which materially change the substance of the Terms and Conditions, in particular in the cases of § 5 paragraph 3 numbers 1 through 9 of the SchVG, or relating to material other matters may only be passed by a majority of at least 75 per cent. of the voting rights participating in the vote (a "Qualifying Majority").
(c)	The Noteholders can pass resolutions in a meeting (Gläubigerversammlung) in accordance with § 5 et seqq. of the SchVG or by means of a vote without a meeting (Abstimmung ohne Versammlung) in accordance with § 18 and § 5 et seqq. of the SchVG.

(i)	Attendance at the meeting and exercise of voting rights is subject to the Noteholders' registration. The registration must be received at the address stated in the convening notice no later than the third day preceding the meeting. As part of the registration, Noteholders must provide evidence of their eligibility to participate in the vote by means of a special confirmation of the Custodian in accordance with § 18(d)(i)(A) and (B) hereof in text form and by submission of a blocking instruction by the Custodian stating that the relevant Notes are not transferable from and including the day such registration has been sent until and including the stated end of the meeting.

(ii)	Together with casting their vote, Noteholders must provide evidence of their eligibility to participate in the vote without a meeting by means of a special confirmation of the Custodian in accordance with § 18(d)(i)(A) and (B) hereof in text form and by submission of a blocking instruction by the Custodian stating that the relevant Notes are not transferable from and including the day such vote has been cast until and including the day the voting period ends.

(d)	If it is ascertained that no quorum exists for the meeting pursuant to § 17(c)(i) or the vote without a meeting pursuant to § 17(c)(ii), in case of a meeting the chairman (Vorsitzender) may convene a second meeting in accordance with § 15 paragraph 3 sentence 2 of the SchVG or in case of a vote without a meeting the scrutineer (Abstimmungsleiter) may convene a second meeting within the meaning of § 15 paragraph 3 sentence 3 of the SchVG. Attendance at the second meeting and exercise of voting rights is subject to the Noteholders' registration. The provisions set out in § 17(c)(i) shall apply mutatis mutandis to Noteholders' registration for a second meeting.
(e)	The Noteholders may by majority resolution provide for the appointment or dismissal of a Noteholders' representative (the "Noteholders' Representative"), the duties and responsibilities and the powers of such Noteholders' Representative, the transfer of the rights of the Noteholders to the Noteholders' Representative and a limitation of liability of the Noteholders' Representative. Appointment of a Noteholders' Representative may only be passed by a Qualifying Majority if such Noteholders' Representative is to be authorised to consent, in accordance with § 17(b) hereof, to a material change in the substance of the Terms and Conditions or other material matters.
(f)	Any notices concerning this § 17 shall be made exclusively pursuant to the provisions of the SchVG.
(g)	Each Note carries the right to cast one vote in any meeting of Noteholders or in any vote without a meeting.
§ 18	Final Clauses
(a)	The form and content of the Notes and the rights of the Noteholders and the obligations of the Issuer will in all respects be governed by the laws of the Federal Republic of Germany, apart from the issue of the Settlement Shares which shall be governed by the laws of the Netherlands.
(b)	Place of performance is Frankfurt am Main, Federal Republic of Germany.
(c)	To the extent legally permitted, the courts of Frankfurt am Main, Federal Republic of Germany will have jurisdiction for any action or other legal proceedings arising out of or in connection with the Notes. This is subject to any exclusive court of venue for specific legal proceedings in connection with the SchVG.
(d)	Any Noteholder may in any proceedings against the Issuer or to which the Noteholder and the Issuer are parties protect and enforce in its own name its rights arising under its Notes on the basis of:

(i)	a certificate issued by its Custodian

(A)	stating the full name and address of the Noteholder;
(B)	specifying an aggregate principal amount of Notes credited on the date of such statement to such Noteholder's securities account maintained with its Custodian; and

(C)	confirming that its Custodian has given a notice to the Clearing System and the Principal Paying Agent containing the information specified in (A) and (B) and bearing acknowledgements of the Clearing System and the relevant account holder in the Clearing System; as well as

(ii)	a copy of the Global Note, certified as being a true copy by a duly authorised officer of the Clearing System or the Principal Paying Agent.